FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. AZ recommends ADS holders reject mini-tender offer

18 October 2021 07:00 BST

AstraZeneca recommends shareholders reject 'Mini-Tender' Offer by TRC Capital Investment Corporation

AstraZeneca PLC (AstraZeneca) (NASDAQ: AZN) announced today that it has received notification of an unsolicited 'mini-tender' offer to holders of American Depositary Shares (ADSs) in AstraZeneca by TRC Capital Investment Corporation of Toronto, Canada (TRC Capital). The offer documentation indicates that TRC Capital offers to purchase up to 2,000,000 ADSs, equivalent to approximately 0.06% of the outstanding Ordinary Shares in AstraZeneca, at a price of $57.88 per ADS in cash. TRC Capital's offer price is 4.5% less than the closing price per share of an ADS on the Nasdaq Stock Market on October 8, 2021, the last trading day before the mini-tender offer commenced.

AstraZeneca does not in any way recommend or endorse the TRC Capital offer and recommends that shareholders reject the offer because the offer price is below the market price for ADSs immediately prior to this announcement.

Shareholders are advised that TRC Capital has reserved the right to delay payment for ADSs tendered, to withdraw its offer at any time and to amend its offer in any respect.  TRC Capital may also decline to purchase ADSs tendered if any one of numerous conditions is not satisfied, including receipt by TRC Capital, on terms satisfactory to TRC Capital, of financing necessary to complete the offer or if there is any decrease in the market price of the AstraZeneca ADSs.

AstraZeneca shareholders who have already tendered their ADSs are advised that they may withdraw their shares by providing the written notice of withdrawal as described in the TRC Capital offer documentation prior to 12:01 a.m., New York City time, on November 9, 2021.

TRC Capital over the past several years has made numerous unsolicited 'mini-tender' offers for other companies' shares.  Neither AstraZeneca nor any of its directors or officers is affiliated with TRC Capital.

'Mini-tender' offers are offers to purchase less than five percent of a company's outstanding shares, thereby avoiding many of the filing, disclosure and procedural requirements of the United States Securities and Exchange Commission (SEC).  'Mini-tender' offers do not therefore provide investors with the same level of protection as provided by larger tender offers under United States securities laws.  The SEC has cautioned investors about mini-tender offers noting that "some bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price." The SEC also published investor tips regarding these offers on its website at: http://www.sec.gov/investor/pubs/minitend.htm.

AstraZeneca advises shareholders to obtain current market quotations for their ADSs, to consult with their investment advisors and to exercise caution with respect to this 'mini-tender' offer.

AstraZeneca encourages brokers and dealers, as well as other market participants, to review the SEC's letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC's website at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

AstraZeneca requests that a copy of this announcement be included with all distributions of materials relating to TRC's mini-tender offer.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 18 October 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary